UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2020

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

2209 Green Oaks Lane	80121
Greenwood Village, CO
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	-1-

OTHER INFORMATION	-5-

INTERIM FINANCIAL STATEMENTS	-6-

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

i

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operation in conjunction with our financial statements and the related notes included in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2023 or later.

Since 2017, we have received $1,614,970 for a combination of deposits and convertible notes that represent orders for 81 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered, which may not be for many years or at all if we do not deliver aircraft to those customers. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Six-Months Ended June 30, 2020 Compared to Six-Months Ended June 30, 2019. Operating expenses for the six-months ended June 30, 2020 was approximately 82% less than operating expenses for the six-months ended June 30, 2019. The principal drivers of the decrease in spending came from an decrease in stock compensation expense included within general and administrative expenses and reductions in conceptual design and sales and marketing expense. For instance, conceptual design costs to advance development of the TriFan 600 and begin production of our proof of concept aircraft were decreased from $158,444 to $7,809 (a decrease of approximately 95%). Sales and marketing expense decreased from $9,146 to $3,793 (a decrease of approximately 59%). General and administrative costs were decreased from $2,456,258 to $457,116 (a decrease of approximately 81%). This decrease was the result of issuing fewer options and warrants to members of the executive management team and other service providers as compensation for services.

Interest expense for this time period decreased from $273,772 to $134,119 as we recognized lower accretion of debt discount between the two periods. Interest expense in the six-months ended June 30, 2019 included accretion of debt discount of $190,098 associated with the warrants granted with the convertible notes issued in 2018 and 2019.

As a result, our net loss for the six-months ended June 30, 2020 was $(602,837) as compared to a net loss of $(2,897,620) for the six-months ended June 30, 2019, an decrease of approximately 79%. Our accumulated deficit at June 30, 2020 was $(13,616,485).

Liquidity and Capital Resources

June 30, 2020. As of June 30, 2020, we had cash of $49,128 and a working capital deficit of $(4,064,118) as compared to cash of $4,726 and a working capital deficit of $(3,834,515) at December 31, 2019. Additional current assets include $70,055 held in escrow from the sale of securities under the Regulation A Offering.

1

As with the six-months ended June 30, 2019, for the six-months ended June 30, 2020, we funded our operations primarily through the sale of common stock to investors under Regulation A. These sales accounted for net proceeds of $150,069. We also repaid $1,617 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also repaid $33,000 in convertible notes.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,974,372 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The documentation of this loan was included as Exhibit 6.9 to our Offering Statement on the Form 1-A. The company also received loans from Jeffrey Pino, who has since passed away. The notes had an original principal amount of $97,268 and bear interest at a rate of 3.0% per annum. In February 2019, the estate of Mr. Pino agreed to accept repayment of the principal amount of the notes without interest payments in exchange for extinguishing the notes. The company repaid $30,000 of these notes in the six months ended June 30, 2019 and $33,000 in the six months ended June 30, 2020. The notes were payable on demand and were included as Exhibits 6.10 and 6.11 to our Offering Statement on the Form 1-A. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note with Mr. Denehy was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy was included as Exhibit 6.14 to our Offering Statement on the Form 1-A. The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer was included as Exhibit 6.15 to our Offering Statement on the Form 1-A.

On June 9, 2020, the Company received a loan offered by the U.S. Small Business Administration (the "SBA") under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic. The principal amount of the EIDL Loan is $65,000, with proceeds used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue from the date of the EIDL Loan. Installment payments, including principal and interest, are due monthly beginning June 2021 in the amount of $317. The balance of principal and interest is payable 30 years from the date of the EIDL Loan. The EIDL Loan is secured by a security interest on all of the Company’s inventory and equipment. In addition, the Company received a grant from the SBA for $10,000 on April 30, 2020. This amount does not need to be repaid by the Company and does not bear interest.

Currently, the company requires additional capital to continue operations, and is receiving funding from private investors and our ongoing Regulation CF offering. If we do not continue to receive such funding from private investors or our Regulation A Offering or Regulation CF Offering, we anticipate that the company would run out of funding in the first half of 2021 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the Regulation A Offering. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its team, expand sales and marketing efforts and complete detailed design and development work to support the completion of a full scale prototype test aircraft. A 65% scale prototype is currently being tested. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Concurrent with the full scale prototype completion, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 years and require $175 million in additional funding after completion of the first prototype.

2

The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on three key areas: (i) hiring key members of the company; (ii) continuing development of the aircraft; and (iii) expanding sales and marketing to enable the company to take refundable customer deposits. With the $377,551 received during 2019 from the sale of Common Stock under Regulation A, Common Stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2019. We have received additional net proceeds of $150,069 from the sale of Common Stock under Regulation A between January 1, 2020 and August 15, 2020.

We will continue our design and development efforts by engaging key supply partners to assist in finishing the full scale prototype aircraft. Key milestones for this process will include:

•	Establish vendors of key components of the full scale proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Attend and exhibit at major international trade shows

•	Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 81 aircraft representing the potential for roughly $526 million of future revenue. However, this revenue may not be earned for many years, or at all if customers cancel their deposits or we do not deliver aircraft to those customers.

The milestones identified above assume that we are able to raise $25 million from various sources of financing. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise from investors. We will need additional capital to complete our development of the proof of concept and beyond as discussed above. As such, we are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

3

OTHER INFORMATION

Departure of Certain Officers

Effective September 1, 2020, Andrew Woglom, our Chief Financial Officer, separated from the Company as its Chief Financial Officer. The Company’s board of directors appointed Sarita Jha to serve as the Company’s Chief Financial Officer on that same date.

4

INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2020 and fiscal year ended December 31, 2019, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2020 and 2019 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

5

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2020 (Unaudited) and December 31, 2019
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2020 (Unaudited) and 2019 (Unaudited)

XTI AIRCRAFT COMPANY

Table of Contents

Page

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Cash Flows	4

Notes to Financial Statements	5

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2020	December 31,
	(Unaudited)	2019
Assets
Current assets
Cash	$49,128	$4,726
Escrow receivable	70,055	73,334
Total current assets	119,183	78,060

Non-current assets
Patent, Net	195,155	202,238
Trademarks	7,518	7,518
Total non-current assets	202,673	209,756

Total assets	$321,856	$287,816

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$485,058	$505,181
Accounts payable - related party	705,028	511,790
Accrued Interest	368,874	285,562
Customer Deposit	289,790	289,970
Loan Payable	74,900	-
Convertible notes - related party, current portion	847,443	880,443
Revolving line-of-credit - related party	105,840	107,457
Warrant liability	254,159	254,159
Total current liabilities	3,131,272	2,834,562

Long-Term Liabilities
Convertible notes – related party, net of current portion, net of unamortized discount of $228,071 and $276,988 as of June 30, 2020 and December 31, 2019, respectively	1,126,929	1,078,012
Total liabilities	4,258,201	3,912,574

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2020 and December 31, 2019, and 36,947,796 and 36,768,759 shares issued and outstanding, respectively	36,948	36,769
Additional paid-in capital - contribution from stockholder	9,643,192	9,352,120
Retained deficit	(13,616,485)	(13,013,647)
Total stockholders’ deficit	(3,936,345)	(3,624,758)

Total liabilities and stockholders’ deficit	$321,856	$287,816

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2020	2019
Operating expenses
Conceptual design	$7,809	$158,444
Sales and marketing	3,793	9,146
General and administrative	457,116	2,456,258
Total operating expenses	468,718	2,623,848

Operating loss	(468,718)	(2,623,848)

Interest expense	(134,119)	(273,772)

Net loss	$(602,837)	$(2,897,620)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2020	2019
Cash flows from operating activities
Net loss	$(602,837)	$(2,897,620))
Adjustments to reconcile net loss to net cash used in operating activities
Amortization	7,083	6,572
Accretion of debt discount to interest expense	48,917	190,098
Stock issuance for compensation	-	190,000
Stock compensation expense	141,183	1,617,155
Warrant compensation expense		178,958
Changes in operating assets and liabilities
Deposits	-	-
Prepaids	-	-
Trademark	-	-
Accounts payable	(20,124)	(96,298)
Accounts payable - related party	193,238	111,809)
Customer Deposit	-	90,000
Accrued interest	83,312	79,579
	453,608	2,367,872
Net cash used in operating activities	(149,229)	(529,748))

Cash flows from investing activities
Patent	-	(15,355)
Net cash used in investing activities	-	(15,355)

Cash flows from financing activities
Proceeds from convertible notes	(33,000)	30,000
Proceeds from Loan Payable	74,900	-
Proceeds from Reg A offering, net	150,069	75,518
Proceeds held in escrow	3,279	30,127
Revolving line-of-credit, net	(1,617)	(23,631)
Proceeds from common stock issuance	-	-
Net cash provided by financing activities	193,631	112,014

Net increase in cash	44,403	(433,088)

Cash - beginning of period	4,727	556,847

Cash - end of period	$49,128	$123,759

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2020, the Company has cash and escrow receivables totaling $119,183, current liabilities totaling $4,183,301, and losses from inception totaling $13,616,485, raising substantial doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional private placement closings and additional investments under Regulations CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2020 and December 31, 2019, $245,730 of patents had been awarded. Amortization expense of $7,083 and $6,572 has been recorded for the six month period ended June 30, 2020 and 2019, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2020 and 2019, the Company incurred conceptual design cost expenses of $7,809 and $158,444, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2020 and 2019, the Company incurred advertising and promotion expenses of $3,793 and $9,146, respectively. As of June 30, 2020 and 2019, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2020.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2020 and 2019.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2021 and through the date the financials were available to be issued has not been repaid by the Company. As of June 30, 2020 and December 31, 2019, the balance on the revolving line-of-credit was $105,840 and $107,457, respectively.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of June 30, 2020 and December 31, 2019, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of June 30, 2020 and December 31, 2019, the outstanding balance was $34,268 and $67,268, respectively.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date of November 2023 interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $579,851 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

Note 3 – Convertible Notes – Related Party (continued)

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2021.

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $500,780 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note has a principal amount of $50,000 and accrues interest at a rate of 6.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10.0% per annum. The principal balance outstanding as of June 30, 2020 and December 31, 2019 was $50,000.

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2019 was $60,000. This convertible note is presented on the balance sheet net of unamortized discounts issued in conjunction with this convertible note.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $34,140 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2019 because the note is immediately convertible into common stock.

•	60 days after the Company flies its first prototype of the TriFan 600; or

•	November 1, 2023

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of June 30, 2018, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2017, the Company completed closings under its Reg A Filing and sold 378,178 shares of common stock at a value of $1.00 per share for gross proceeds of $378,178 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2018, the Company completed additional closings under its Reg A Filing and sold 319,863 shares of common stock at a value of $1.00 per share for gross proceeds of $319,863 to 180 different individual investors. As of June 30, 2019 and December 31, 2018, proceeds of $0 and $7,650, respectively, were held in escrow and recorded as an asset on the balance sheet for this offering. This offering was closed in July 2018.

The Company issued 27,500 additional warrants to the same service provider during 2018 with an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $30,960, with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

On September 19, 2018, the Company initiated a new Reg A filing that offered shares for sale at a value of $1.50 per share. During 2018, the Company completed closings under this Reg A filing and sold 66,655 shares of common stock at a value of $1.50 per share for gross proceeds of $99,983 to 38 individual investors. As of December 31, 2018, proceeds of $79,235 were held in escrow and recorded as an asset on the balance sheet.

Note 4 – Stockholders’ Equity (continued)

The Company issued 4,222 additional warrants to the same service provider during 2018 with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $4,362 with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. In 2019, the Company issued 26,000 additional warrants to the same service provider with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $26,687 with the remaining net proceeds from the Reg A filing allocated to equity.

During 2019, the Company completed additional closings under its second Reg A Filing and sold 212,393 shares of common stock at a value of $1.50 per share for gross proceeds of $318,589 to 237 different individual investors. As of December 31, 2019, proceeds of $73,334 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in December 2019.

During 2019 and 2018, the Company issued 229,667 and 313,335 shares of common stock, respectively, to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price in its Regulation A offerings live at the time of each issuance, ranging from $1.00 to $1.50 per share in 2018 and $1.50 per share in 2019. Total compensation expense recorded for the years ended December 31, 2019 and 2018 under these arrangements was $344,500 and $360,003, respectively.

During 2018, the Company issued 331,900 shares of common stock at $1.00 per share for gross proceeds of $331,900. Two of these issuances included warrants to purchase a total of 105,000 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 1 year. The Company considered accounting guidance and determined that the warrants are equity classified. The fair value of the warrants was determined to be $11,226, which was netted from the gross proceeds in recording these stock issuances to additional paid-in capital.

During 2019, the Company issued 5,000 shares of common stock at $1.00 per share for gross proceeds of $5,000 from the exercise of warrants.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants. As of December 31, 2019, there are 1,299,730 options remaining available for issuance under the plan.

On October 21, 2017 the Company issued 2,230,954 stock options to employees and consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock based compensation for the year ended December 31, 2017.

During 2018, the Company issued 762,346 stock options to consultants. Each option was fully vested on the date of grant with exercise prices ranging between $1.00 to $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 2.69% and 3.14% (depending on the date of grant); dividend rate - 0%; stock price of $1.00 or $1.50 (based on the price per share available to the public through the applicable Reg A offering); exercise price of either $1.00 or $1.50. The grant date fair value for the options was $558,508 which was recorded as stock-based compensation for the year ended December 31, 2018.

Note 4 – Stockholders’ Equity (continued)

During 2019, the Company issued an additional 1,706,970 stock options and warrants to employees and consultants. The Company valued the stock options and warrants using the same assumptions as used for the issuances in 2018. The grant date fair value for the options and warrants was $1,760,270 which was recorded as stock based compensation for the year ended December 31, 2019.

Note 5 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 5 - Related Party Transactions (continued)

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2020 and 2019, the Company paid this vendor $23,100 and $11,300, respectively. The Company owed this vendor $27,600 and $43,500 as of June 30, 2020 and December 31, 2019, respectively.

The Company conducts business with one of the Company’s officers and Board members who currently serves as the Company’s CEO. For the six months ended June 30, 2020 and 2019, the Company paid this vendor $5,692 and $106,268, respectively. The Company owed this vendor $474,598 and $277,236 as of June 30, 200 and December 31, 2019.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $202,830 and $191,054 as of June 30, 2020 and December 31, 2019, respectively.

Note 6–Subsequent Events

There were no subsequent events that required recognition or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert LaBelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019(22)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (23)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419044535/tv529414_ex4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

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(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000110465920052110/tm2017794d1_ex6-19.htm.

(23) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,

Signature:	/s/ David E. Brody
Chairman of the Board

Date: September 28, 2020

This semi-annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: September 28, 2020

/s/ Robert J. LaBelle
Robert J. LaBelle, CEO and Director
Date: September 28, 2020

/s/ Sarita Jha
Sarita Jha, Chief Financial Officer and Chief Accounting Officer
Date: September 28, 2020

/s/ Paul Willard
Paul Willard, Director
Date: September 28, 2020

/s/ Robert Denehy
Robert Denehy, Director
Date: September 28, 2020

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